Form 12b-25                                                      Page 1 of 3


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SEC 1344
(2-2002)           PERSONS WHO POTENTIALLY ARE TO RESPOND TO THE COLLECTION OF
Previous           INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
versions           RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
obsolete           CONTROL NUMBER.

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                                                     -------------------------
                      UNITED STATES                       OMB APPROVAL
           SECURITIES AND EXCHANGE COMMISSION        -------------------------
                 WASHINGTON, D.C. 20549              OMB Number: 3235-0058
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                                                     Expires: January 31, 2005
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                                                     hours per response...2.50
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                       FORM 12b-25
                                                     -------------------------
              NOTIFICATION OF LATE FILING                SEC FILE NUMBER
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                                                           CUSIP NUMBER
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(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q
/ /Form N-SAR

For Period Ended:  May 31, 2002
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/  / Transition Report on Form 10-K
/  / Transition Report on Form 20-F
/  / Transition Report on Form 11-K
/  / Transition Report on Form 10-Q
/  / Transition Report on Form N-SAR
For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                     ILM II Senior Living, Inc.
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Full Name of Registrant

                     N/A
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Former Name if Applicable

                     1750 Tysons Boulevard, Suite 1200
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Address of Principal Executive Office (Street and Number)

                     Tysons Corner, Virginia   22102
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City, State and Zip Code

Form 12b-25                                                      Page 2 of 3


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/         will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q of ILM II Senior Living, Inc. (the "Registrant") was not completed by July 15, 2002, the last day for a timely filing of such Quarterly Report for the period ended May 31, 2002 because of delays related to the recently completed sale of all of the Registrant's right, title and interest in and to its senior and assisted living facilities and certain other related assets to Five Star Quality Care, Inc., a publicly traded Maryland corporation ("FVE"), pursuant to the terms of the previously reported purchase and sale agreement between the Registrant, ILM II Lease Corporation and FVE. These delays cannot be avoided without unreasonable cost and expense to the Registrant. Additional time is required in order to enable the Registrant to file a complete and accurate report.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     J. William Shavman                      (888)             257-3550
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    As of August 31, 2001, the Registrant adopted a liquidation basis of accounting. Consequently, it is anticipated that there will be a significant change, as compared to the corresponding period for the last fiscal year, in the presentation of results of operations due to the elimination of depreciation expenses, the adjustment of assets and liabilities of the Registrant to fair value and the accrual of liquidation expenses.

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                         ILM II Senior Living, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date  July 15, 2002             By /s/ J. William Shavman, Jr.
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                                       Chairman of the Board of Directors,
                                       President and CEO

Form 12b-25                                                      Page 3 of 3


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).